Exhibit 99.1

ADHEREX REPORTS RECENT DEVELOPMENTS AND FIRST QUARTER MARCH 31, 2011 FINANCIAL RESULTS

Research Triangle Park, NC, May 13, 2011 - - Adherex Technologies Inc. (TSX:AHX, Pink Sheets: ADHXF), a biopharmaceutical company focused on the development of eniluracil and 5-fluorouracil, today reported its financial results and recent developments for the first quarter ended March 31, 2011.  All amounts are in U.S. dollars unless otherwise specified.

Recent Developments

•
Eniluracil Phase 2 Study Update - On April 27, 2011, Adherex announced the enrollment of the first patient in the Phase 2 clinical trial for Metastatic Breast Cancer comparing the oral regiment of Eniluracil + 5-Fluorouracil (5-FU) and Leucovorin versus Capecitabine (Xeloda®).  The comparative study intends to enroll 140 patients at approximately 20 clinical sites in the United States and Russia in the next 12 to 14 months.

•
Rights Offering - The subscription period for the Company’s previously announced rights offering expired on March 29, 2011.  The proceeds received by the Company were approximately $2.5 million.  As of April 1, 2011, at which time the proceeds from the rights offering were collected, the Company had approximately $7.6 million in cash and 452,852,631 common shares outstanding.   The Company anticipates that available cash on hand will be sufficient to fund the Company's Phase 2 study along with related corporate expenses.

•
Annual Meeting of Shareholders - Adherex would like to invite all shareholders to attend its Annual General and Special Meeting on Tuesday, June 28, 2011 at 12 pm ET at the Sofitel Montreal Golden Mile, Montreal, Quebec.

“We commenced patient enrollment in our Phase 2 clinical study for Metastatic Breast Cancer.  With the closing of the rights offering our capital position remains strong, we don't expect any need for raising additional capital until the conclusion of the study.  We look forward to updating you on our progress in the coming quarters,” said Mr. Rosty Raykov, Chief Executive Officer of Adherex.

Financial Update

The Company reported net income for the first quarter ended March 31, 2011 of $4.7 million, or net income of $0.01 per share, compared to a net loss of $0.4 million, or a loss of $0.00 per share, in the same period in 2010.  The increase in the reported net income is primarily due to an unrealized gain on the Company's derivatives.  The Company reported an non-cash gain of $5.7 million on derivatives as compared to nil in the same period in 2010. Cash operating expenses totaled $1.0 million, as compared to $0.4 million in the same period in 2010, as the Company increased its expenditures in preparation for the launch of the Phase 2 study and incurred costs relating to the rights offering.

Cash and cash equivalents totaled $5.0 million at March 31, 2011, compared to $5.9 million at December 31, 2010.  The Company also recorded a $2.5 million subscription receivable related to proceeds received from the rights offering which were deposited on April 1, 2011.   At March 31, 2011, the Company had working capital (excluding derivative liabilities)  totaling approximately $7.1 million compared to $5.5 million as of December 31, 2010.

The selected financial data presented below is derived from our unaudited consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles.  The complete consolidated financial statements for the year ended March 31, 2011 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com.

FINANCIAL CHARTS FOLLOW

Adherex Technologies Inc.
Selected Financial Data
(U.S. dollars in thousands except per share amounts)

Consolidated Balance Sheets:	March 31, 2011	December 31, 2010
Assets:
Cash and cash equivalents	$5,023	$5,947
Subscription receivable	2,547
Other current assets	67	46
Total assets	$7,637	$5,993

Liabilities and stockholders’ equity:
Current liabilities	$556	$467
Derivative warrant liability	7,366	10,450
Other long-term liabilities	-	-
Total stockholders’ equity	(285)	(4,924)
Total liabilities and stockholders’ equity	$7,637	$5,993

Consolidated Statements of Operations:

	March 31, 2011	March 31, 2010

Revenue	$-	$-

Operating expenses:
Research and development	315	163
Impairment of Capital Assets	—	—
(Gain) on Deferred Lease Inducements	—	—
General and administrative	706	203

Loss from operations	(1,021)	(366)

Other income	4	-
Gain on derivative warrants	5,680	-
Interest income	6	-

Net income (loss) and comprehensive income (loss)	$4,669	$(366)

Basic and diluted net income (loss) per common share	$0.01	$(0.00)

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company's business that could cause actual results to vary, including such risks that regulatory clinical and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company's products will not be as large as expected, the Company's products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital needs, and its ability to obtain additional funding, as well as uncertainties relative to varying product formulations and a multitude of diverse regulatory and marketing requirements in different countries and municipalities, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2010.  Adherex Technologies, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

For further information, please contact:

Rosty Raykov
Chief Executive Officer
Adherex Technologies Inc.
T: (919) 636-5144